
SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197


03022267

82-4033

Our Ref: C200/SEC/LK/ac **Exemption No. 33-91910**

28 March 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below a listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
25 March 2003	Change in the Administration of the Cosco Group Employees' Share Option Scheme.

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED



Lawrence Kwan
Secretary

dlw 6/4

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

CHANGE IN THE ADMINISTERATION OF THE COSCO GROUP EMPLOYEES' SHARE OPTION SCHEME

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to inform that with effect from 25 March 2003, the administration of the Cosco Group Employees' Share Option Scheme be transferred to the Remuneration Committee and that the Cosco Group Employees' Share Option Scheme Committee be dissolved accordingly.

Submitted by Mr Ji Hai Sheng, President on 25/03/2003 to the SGX

